CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due 2008	$51,138,400	$5,471.81

Pricing Supplement No. 206
Registration Statement No. 333-131266
Dated February 6, 2006
Filed pursuant to Rule 424(b)(2)

February 2007
Capital Protected Notes Based on the Value of the S&P 500® Index
due December 30, 2008
The Capital Protected Notes due December 30, 2008 Based on the Value of the S&P 500® Index, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $1,278.46 plus a supplemental redemption amount, if any, based on the performance of the S&P 500® Index.

F I N A L T E R M S
Issuer:		Morgan Stanley
Maturity date:		December 30, 2008
Underlying index:		S&P 500® Index
Stated principal amount:		$1,278.46 per note
Original issue price:		$1,318 per note (approximately 103.093% of the stated principal amount) (see “Commissions and issue price” below)
Principal protection:		100% of the stated principal amount. The original issue price is greater than the stated principal amount and investors are not protected on amounts in excess of the stated principal amount.
Participation rate:		100%
Aggregate principal amount:		$51,138,400
Payment at maturity:		$1,278.46 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:		The product of $1,278.46 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:		(final average index value – initial index value) / initial index value
Initial index value:		1,444.91
Final average index value:		The arithmetic average of the index closing values on each of the determination dates
Determination dates:		Each of the three trading days on which there is no market disruption event, commencing on the sixth trading day prior to the maturity date.
Pricing date:		February 6, 2007
Original issue date:		February 13, 2007 (5 trading days after the pricing date)
Call right:		The notes are not callable prior to maturity.
CUSIP:		61747YAC9
Listing:		The notes will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note	103.09278%	0.15%	102.94278%
	Total	$52,720,000	$79,080	$52,640,920
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by these preliminary terms. At maturity, we will pay per note the stated principal amount of $1,278.46 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the S&P 500® Index. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.

Expected Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
February 6, 2007	February 13, 2007 (5 trading days after the Pricing Date)	December 30, 2008, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$51,138,400

Original issue price:	$1,318 per note (approximately 103.093% of the stated principal amount) The note will be issued at $1,318 per note and the agent’s commissions will be 0.15% per note.
Stated principal amount:	$1,278.46 per note
Denominations:	$1,278.46 per note and integral multiples thereof
Principal protection level:	100% of the stated principal amount. The original issue price is greater than the stated principal amount and investors are not protected on amounts in excess of the stated principal amount.
Interest:	None
Bull notes or bear notes	Bull notes
Payment at maturity:	$1,278.46 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,278.46 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:	1,444.91
Final average index value:	The arithmetic average of the index closing values on each of the determination dates
Determination dates:	Each of the three trading days on which there is no market disruption event, commencing on the sixth trading day prior to the maturity date.
Participation rate:	100%
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:

If the final determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the final determination date, as postponed.

Risk factors:	Please see “Risk Factors” beginning on page 7

February 2007	Page 2

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61747YAC9
Tax Consideration:

Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

In addition, neither we nor Tax Counsel has determined whether any entity that is included in the underlying index will be considered a “United States real property holding corporation” within the meaning of Section 897 of the Code and the effect of Section 897 of the Code on the tax consequences to a non- U.S. investor of an investment in and ownership of the notes. A non-U.S. investor should consult its own tax advisors regarding the U.S. federal tax consequences of an investment in and ownership of the notes.

Tax Consequences to U.S. Holders

Please read the discussions in the section called “United States Federal Taxation — Tax Consequences to U.S. Holders” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes. The section in the accompanying prospectus supplement referred to above is hereafter referred to as the “Tax Disclosure Section.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the notes on a constant yield basis in each year that they hold the notes, even though no stated interest will be paid on the notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the notes will generally be treated as ordinary income.

The rate of accrual of OID on the notes is the “comparable yield” as described in the Tax Disclosure Section of the accompanying prospectus supplement. The comparable yield has been determined to be an annual rate of 5.2838% compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,318.00) consists of a projected amount equal to $1,453.90 due at maturity.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

		TOTAL OID
		DEEMED TO
	OID DEEMED	HAVE ACCRUED
	TO ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	ACCRUAL	NOTE) AS OF END
	PERIOD (PER	OF ACCRUAL
ACCRUAL PERIOD	NOTE)	PERIOD

Original Issue Date through
June 30, 2007	$26.5021	$26.5021
July 1, 2007 through
December 31, 2007	$35.5204	$62.0225
January 1, 2008 through
June 30, 2008	$36.4588	$98.4813
July 1, 2008 through
December 31, 2008	$37.4220	$135.9033

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

February 2007	Page 3

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the S&P 500® Index. Such purchase activity could increase the value of the S&P 500® Index, and therefore the value at which the S&P 500® Index must close on the determination dates before you would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

ERISA:	See “ERISA” in the prospectus supplement for capital protected notes.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus for this offering.

February 2007	Page 4

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

How the Notes Work

At maturity, if the final average index value is greater than the initial index value, for each $1,278.46 stated principal amount of notes that you hold, you will receive a supplemental redemption amount in addition to the stated principal amount of $1,278.46. The supplemental redemption amount will be equal to the product of (i) $1,278.46 times (ii) the percentage, if any, by which the final average index value exceeds the initial index value times (iii) the participation rate. The original issue price is approximately 103.093% of the stated principal amount and, as a result, investors will not receive the full original issue price at maturity unless the final average index value increases sufficiently over the initial index value to offset this difference between the original issue price and the stated principal amount. Presented below are hypothetical examples showing how the payout on the notes, including the supplemental redemption amount, is calculated.

Example #1:

The final average index value is 50% greater than the initial index value.

Participation rate:	100%
Initial index value:	1,444.91
Hypothetical final average index value:	2,167.365

Supplemental				2,167.365 – 1,444.91
redemption amount per	=	$1,278.46	x		x	100%	=	$639.23
note				1,444.91

     In the example above, the total payout at maturity per note will equal $1,917.69, which is the sum of the stated principal amount of $1,278.46 and a supplemental redemption amount of $639.23.

Example #2:

The final average index value is 50% lower than the initial index value.

Participation rate:	100%
Initial index value:	1,444.91
Final average index value:	722.455

     In the example above, because the final average index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the stated principal amount of $1,278.46 for each note at maturity, even though the simple index return declines 50% over the term of the notes. This is less than your initial investment in the notes of $1,318.

     The supplemental redemption amount, if any, is based on the final average index value, which equals the arithmetic average of the index closing values on three determination dates over the term of the notes. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of general trends in the index closing values over the period covered by the determination dates on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

February 2007	Page 5

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

Payment at Maturity

100% principal protection of the stated principal amount. At maturity, we will pay you at least $1,278.46 , plus the supplemental redemption amount, if any. The original issue price is approximately 103.093% of the stated principal amount and investors are not protected on amounts in excess of the stated principal amount.

The supplemental redemption amount based on the S&P 500® Index. The supplemental redemption amount will be equal to the product of $1,278.46 times the participation rate times the percentage, if any, by which the final average index value exceeds the initial index value. If the final average index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

Supplemental			x		x	(final index value – initial index value)
redemption amount	=	$1,278.46		participation rate
						initial index value

where,

participation	=	100%
rate

initial index	=	1,444.91
value

final average	=	The arithmetic average of the index closing value on
index value		each of the determination dates

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero and you will only receive the stated principal amount of $1,278.46, which is less than your initial investment in the notes of $1,318.

February 2007	Page 6

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

Structure Specific Risk Factors

■	The notes may not pay more than the stated principal amount at maturity. If the final average index value is less than or equal to the initial index value, you will receive only the stated principal amount of $1,278.46 (which is less than the original issue price) for each note you hold at maturity.

■	The original issue price is greater than the stated principal amount. The original issue price is approximately 103.093% of the stated principal amount and investors are not protected on amounts in excess of the stated principal amount.

■	The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security and because the stated principal amount is less than the original issue price, may result in a return which is less than your original investment.

■	Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of S&P 500® Index at any time and, in particular, on the determination dates, the volatility of the S&P 500® Index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the S&P 500® Index and our creditworthiness.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price is greater than the stated principal amount and included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

■	Investing in the notes is not equivalent to investing in the S&P 500® Index. Investing in the notes is not equivalent to investing in the S&P 500® Index or its component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

■	Adjustments to the S&P 500® Index could adversely affect the value of the notes. Standard & Poor’s Corporation can add, delete or substitute the stocks underlying the S&P 500® Index, and can make other methodological changes that could change the value of the S&P 500® Index. Standard & Poor’s Corporation may discontinue or suspend calculation or publication of the S&P 500® Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the S&P 500® Index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

■	You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the S&P 500® Index.

February 2007	Page 7

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

■	Although the matter is not free from doubt, the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as discussed in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and, specifically, the section called “United States Federal Taxation — Tax Consequences to U.S. Holders” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

■	Potential adverse economic interest of the calculation agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the S&P 500® Index or other instruments related to the S&P 500® Index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the pricing date and on the determination dates could adversely affect the value of the S&P 500® Index and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the pricing date could have potentially affected the initial index value and, as a result, could have increased the value at which the S&P 500® Index must close on the determination dates before you receive a payment at maturity that exceeds the stated principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the S&P 500® Index on the determination dates and, accordingly, the amount of cash you will receive at maturity.

February 2007	Page 8

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index is intended to be a benchmark for U.S. equity market performance. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the prospectus supplement for capital protected notes.

License Agreement between S&P and Morgan Stanley. “Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500® Index for each quarter in the period from January 1, 2002 through February 6, 2007. The related graph sets forth the daily closing values for the S&P 500® Index in the same period. The closing value of the S&P 500® Index on February 6, 2007 was 1,448.00. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical values of the index closing values should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on any determination date. The payment of dividends on the stocks that comprise the S&P 500® Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index January 1, 2002 to February 6, 2007	High	Low	Period End

2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter (through February 6, 2007)	1,448.39	1,409.71	1,448.00

February 2007	Page 9

Capital Protected Notes based on the
Value of the S&P 500® Index
due December 30, 2008

S&P 500® Index January 1, 2002 to February 6, 2007

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-866-718-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Amendment No. 1 to the Prospectus Supplement for Capital Protected Notes dated December 21, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306002843/dp04047_424b2.htm

  Prospectus dated January 25, 2006:
   http://sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

          “Capital Protected Notes” is our service mark.

February 2007	Page 10